UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      333-192107
PREMIER PACIFIC CONSTRUCTION, INC.
(Exact name of registrant as specified in its charter)

13103 GOLDEN WAY POWAY, CA 92064
(Address of principal executive offices, including zip code)

(858) 748-7152
(Registrant's telephone number, including area code)

Common Stock
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:    19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Premier Pacific Construction, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 27, 2017	Premier Pacific Construction, Inc.

/s/ Richard Francella
By: Richard Francella